5/1/02

02036513

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of May 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:

1. Notification of Major Interest in Shares dated May 13, 2002 announcing the purchase of securities by a substantial shareholder.
2. Press release dated May 14, 2002 announcing the Company's joint research collaboration with Roche for treatment of depression and anxiety.
3. Notification of Major Interest in Shares dated May 14, 2002 announcing the purchase of securities by a substantial shareholder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2002

Vernalis Group plc

By: ______________________

Robert Mansfield
Chief Executive Officer

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 874489

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
VERNALIS GROUP PLC	AMVESCAP PLC.
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them CHASE NOMINEES LTD - 246,581 HSBC NOMINEES LTD - 295,491 NORTHERN TRUST NOMINEES LTD - 300,436 VIDACOS NOMINEES LTD - 4,561,492

10

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
400,000	0.93%	/	/

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 10p SHARES	9th MAY 2002	10th MAY 2002

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
5,404,000	12.6%

14. Any additional information	15. Name of contact and telephone number for queries
ABOVE HOLDING INCLUDES NOTIFIABLE HOLDING: INVESCO PERPETUAL INTERNATIONAL CORE FUND HOLDS 3,385,000 (7.89%) REGISTERED IN NAME OF VIDACOS NOMINEES LTD	RICHARD ROBINSKI (0118)-977 3133

16. Name and signature of authorised company official responsible for making this notification

[signature]

RICHARD ROBINSKI
COMPANY SECRETARY.

Date of notification 13th MAY 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Vernalis

Press Release

14 May 2002

Roche and Vernalis announce new collaboration in depression and anxiety

New joint research collaboration will develop innovative medicines to treat two of the most common disorders of the central nervous system

Roche and Vernalis (LSE: VER) today announced a major new strategic collaboration to discover and develop new drugs for the treatment of depression and anxiety. This programme represents an entirely new approach to the treatment of psychiatric disorders aimed at overcoming current limitations in this therapeutic area such as slow onset of action and side effects that cause patients to discontinue treatment. Depression is one of the most common mental health problems and affects around 19 million people annually in the US alone.

Under the terms of this agreement, Roche has an option to license worldwide rights to develop and commercialise compounds arising from Vernalis' research and development programmes. The option is exercisable up to the completion of Phase I studies. Roche will pay Vernalis an annual option fee and additional sums on the achievement of key milestones during the option period. Upon exercise of the option, the parties will establish a joint research collaboration, under which Roche will provide research funding to Vernalis to identify and bring forward further product candidates for development. Roche will conduct all the further development of the first and any subsequent product candidates and will make a series of payments to Vernalis on the achievement of agreed pre and post approval milestones that could total up to US$80 million. Roche will have exclusive rights to commercialise all products arising from this agreement in the fields of depression and anxiety, and Vernalis will receive royalties on worldwide sales. If Roche does not exercise its option, Vernalis will retain all rights in the programme.

Roche has also made a loan to Vernalis of £7 million, convertible into Vernalis ordinary shares at a conversion price of 329p per share. If not converted the loan is repayable after five years.

"We are pleased to be collaborating with Vernalis on a programme in this very exciting area that has the potential to bring a new class of antidepressant to the market" stated William M. Burns, Global Head of the Pharmaceutical Division at Roche. "This collaboration represents another example of Roche's ability to identify and make a strategic investment in a biotechnology company with excellent science and the potential to deliver new products for currently unmet medical needs."

Commenting on the announcement, Robert Mansfield, Chief Executive of Vernalis, said, "This new agreement is a further strong validation of the quality of our science and of the excellent working relationship we have now developed with Roche through our existing collaborations in obesity and diabetes."

-ends-

Vernalis Group plc
Oakdene Court 613 Reading Road Winnersh Wokingham Berkshire RG41 5UA UK
Tel: +44 (0)118 977 3133 Fax: +44 (0)118 989 9300 e-mail: admin@vernalis.com www.vernalis.com

This press release contains forward-looking statements, including statements regarding Vernalis' strategy and prospects. Statements that are not historical facts are based on Vernalis' current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis' actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis' future operating results include the following: Vernalis may not receive milestone or royalty payments when expected or at all, Vernalis' product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis' product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled "Risk Factors" in Vernalis' Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

Enquiries:

Vernalis

Robert Mansfield	Chief Executive Officer	+44 (0)118 977 3133
Peter Worrall	Chief Financial Officer	+44 (0)118 977 3133

HCC DeFacto Group plc

David Dible / Emma Timewell		+44 (0) 207 496 3300

Notes to Editors

About Depression

Depression is one of the most common mental health problems in the developed world and affects 19 million US citizens each year, according to the Surgeon General's Report on Mental Health in 1999. Depression is twice as likely in women compared to men, and is a significant cause of premature death and disability. Around 15% of patients who have experienced a major depressive illness commit suicide and there is a fourfold increase in the risk of heart disease in the presence of depression. It has been estimated that the direct and indirect costs of depression amount to $44 billion annually in the US.

Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well being and quality of life. Roche has a long history in the research and development of medicines to treat disorders of the central nervous system. This therapeutic field is one of the seven key research areas at Roche and new products will add to a well established and broad range of products for the treatment of depression and anxiety.

Vernalis

Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs to treat central nervous system diseases, obesity and diabetes. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders. In 2002 Vernalis will see the launch of its most advanced product, frovatriptan for the acute treatment of migraine, in the key US and European markets.

In addition to depression, the Vernalis portfolio includes product candidates targeting obesity, sexual dysfunction, diabetes, Parkinson's disease and neuropathic pain. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 094969

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of shareholder having a major interest AMVESCAP PLC
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them CHASE NOMINEES LTD - 343,000 HSBC NOMINEES LTD - 481,000 NORTHERN TRUST NOMINEES LTD - 366,000 VIDACOS NOMINEES LTD - 5,140,000

10

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
926,000	2.16%	/	/

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 10p SHARES	10/MAY/2002	13/MAY/2002

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
6,330,000	14.76%

14. Any additional information	15. Name of contact and telephone number for queries
ABOVE HOLDING INCLUDES NOTIFIABLE HOLDING: INVESCO PERPETUAL INTERNATIONAL CORE FUND HOLDS 3,385,000 (7.89%) SHARES REGISTERED IN NAME OF VIDACOS NOMINEES LTD.	RICHARD ROBINSKI (0118)-977-3133

16. Name and signature of authorised company official responsible for making this notification

[signature]

RICHARD ROBINSKI
COMPANY SECRETARY

Date of notification 13th MAY 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority